U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 10-SB/A
                                AMENDMENT NO. 2


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS


       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  Pride, Inc.
                 (Name of Small business Issuer in its charter)


           Colorado                                      94-3405810
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

             2525 Fifteenth Street, Suite 3H, Denver, Colorado 80211
               (Address of principal executive offices) (Zip Code)


                    Issuer's telephone number: (303) 480-5037
           Securities to be registered under Section 12(b) of the Acts


          Title of each class               Name of each exchange on which
          to be so registered               each class is to be registered


                                      None
           Securities to be registered under Section 12(g) of the Acts


                       Common Stock no par value per share
                                (Title of Class)

                                    PART I
                                 ALTERNATIVE 3

                       ITEM 1. DESCRIPTION OF BUSINESS.
                         (ITEM 101 OF REGULATION S-B)

                                 ORGANIZATION

Pride, Inc. (PRIDE) is a corporation which was formed under the laws of the State of Colorado on August 22, 2001. The Articles of Incorporation of the Company authorized it to issue 200,000,000 shares of common stock with no par value per share and 1,000,000 shares of preferred stock with no par value per share. PRIDE owns 100% of the issued and outstanding stock of Pride Holdings, Inc. and its 100% owned subsidiaries, Pride Investment, Inc., Pride Lending, Inc., and Pride Equities, Inc.


PRIDE was a wholly-owned subsidiary of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). On November 12, 2002, the directors of PIDV approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the pro rata spin-off of PRIDE to the PIDV shareholders of record on November 26, 2002 on a pro rata basis, exclusive of shares subsequently issued to U.S. Medical Systems, Inc. (USMS) shareholders effective November 12, 2002. PIDV entered into a share exchange agreement with USMS whereby USMS became a wholly-owned subsidiary of PIDV. This business combination completed in November, 2002, was accounted for as a reverse acquisition of PIDV since the former controlling shareholders of USMS controlled PIDV after the transaction. Since USMS's business is not related to the real estate and mortgage investment business of PRIDE, the PIDV directors decided it was in the best interest of PIDV and PRIDE and PIDV's shareholders to pro rata spin-off PRIDE. The conditions of the business combination agreement with USMS stipulate that PRIDE would be spun-off on a pro rata basis to PIDV shareholders. The shares of PRIDE are being held by Michael L. Schumacher, President, for the benefit of PIDV shareholders, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission. Management of PRIDE intends to continue operations of PRIDE in the same manner as prior to the pro rata spin-off and does not anticipate any additional corporate transactions which might impact the continuing interest of the shareholders.


The principal executive offices of the Company are located at 2525 Fifteenth Street, Suite 3H, Denver, Colorado 80211, and the Company's telephone number is
(303) 480-5037.

              BUSINESS OF ISSUER: PRINCIPAL PRODUCTS AND SERVICES


PRIDE and its subsidiaries are in the real estate and other investment business. PRIDE and its subsidiaries also have income periodically from consulting services. PRIDE and its subsidiaries own real estate in California, Colorado, North Dakota, Texas and Arkansas. PRIDE also is in the business of investing in foreclosure sale real estate certificates of purchase issued by public trustees in the Denver Metropolitan area. PRIDE acquires the certificates of purchase by bidding at foreclosure sales. Under Colorado statutes, there is generally a minimum redemption period of seventy-five (75) days whereby the property owner can redeem the foreclosed property by paying the certificate of purchase balance bid price plus interest at the rate specified on the mortgage note, plus reimbursement of certain costs and expenses incurred by the holder of the certificate of purchase during the redemption period. The maximum amount of time that the Company holds an investment in a certificate of purchase is 90 days. If

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the former property owner fails to redeem the property,  then junior lienholders have a right to redeem for a period of generally not more than 15 days. If the property is not redeemed, the holder of the certificate of purchase will be granted title to the property. It is PRIDE's investment policy to invest in certificates of purchase that have sufficient equity such that it is likely that the property will be redeemed. Properties acquired through this process are carried in the books at the lower of the actual costs to acquire the property or market. PRIDE acquires the certificates of purchase principally for the interest it earns during the redemption period. Interest earned is generally higher than can be earned on bank certificates of deposit and normally ranges between 6% and 9% per annum. Approximately 95% of the time, PRIDE's certificates of purchase are redeemed and PRIDE does not receive title to the property. If PRIDE receives title to the property, PRIDE contracts with others to make necessary repairs and then sells the property. PRIDE only invests in certificates of purchase that prior review by management indicates that it is likely that the property could be sold at a profit if title is obtained, but there can be no assurance that losses will not occur. The Company currently owns nine certificates of purchase with a total cost basis of $1,087,504. All certificates of purchase have an initial minimum redemption period of 75 days. Average remaining redemption periods on currently owned certificates of purchase are approximately 40 days. The Company generally incurs costs and expenses during the redemption period that will be reimbursed if the property is redeemed. The costs incurred generally relate to title insurance, property insurance, inspection costs, utilities and certain repairs deemed necessary for property protection. All of these costs are reimbursed plus interest computed at the original mortgage note rate. See Item 3, Description of Property for a tabular presentation of the Company's real estate properties. If PRIDE obtains title to real estate
properties  during  the  foreclosure  process,  it  principally   renovates  the
properties acquired and sells them. The Company does also acquire on a limited basis properties that it intends to hold as longer term investments for potential appreciation in value. Other than properties acquired through the foreclosure certificate process, the Company has not acquired any real estate properties during the two years ended June 30, 2004. The Company currently does not have any plans for investing in real estate to be held for a long term. The Company's current investment plans consist principally of continuing to invest in certificates of purchase. Future investments, if any, in real estate to be held for long term would only be made if management believes that there was significant opportunity for a substantial long term significant gain. In-house standards related to selection of certificates of purchase for investment generally only include first mortgage notes in foreclosure with equity estimated to equal at least 30% and an interest rate of 6% or higher. To determine estimated value, real estate tax valuations are reviewed along with comparable sales if considered appropriate. The Company generally invests in certificates of purchase in only one county so that knowledge of real estate values can better be maintained. Appraisals are not obtained on properties prior to the
acquisition  of  the  foreclosure  certificates.   The  Company  rents  improved
properties that it may own. Currently the Company has three properties it owns and rents. See Item 3, Description of Properties.

PRIDE's sources of revenue are from interest, rent, gains on the sale of investments and consulting services. Interest income is earned on certificates of purchase and on mortgage notes receivable. Rent income is earned from rental income received from a related party for personal use of real estate owned by the Company. The Company's rental income was $24,000 in each of the two preceding fiscal years and amounted to less than 5% of revenue of the most recent fiscal year and less than 10% of revenue for the prior fiscal year. All rental income was received from a related party from the part time use of the three condos owned by the Company. This is more fully described in Item 7,

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

Certain Relationships and Related Transactions. There are no long-term leases on the part-time use of the condos and are rented on a month-to-month basis. The part-time occupancy of the units has been consistent for the past two fiscal years and is continuing currently. The California unit is approximately 2,100 square feet and the two Denver, Colorado units are approximately 700 square feet each. Gains on the sale of investments are the result of sales of various investments acquired by the Company. Investments owned at June 30, 2004 consist principally of real estate, mortgage notes receivable and certificates of purchase. Although the Company had gains on the sale of investments during the years ended June 30, 2004 and 2003, past performance may not be indicative of future performance, and future sales and investments may not result in gains, and losses may occur.

The Company's revenue from consulting services results from revenue received for providing business management consultation advice. Mr. Schumacher, the Company's CEO has an MBA, is a CPA and CMA, is an AICPA accredited financial planning specialist, and has over 30 years experience with accounting and business matters related to small public companies. From time to time, the Company will provide consulting services to small public companies, and services are generally performed by Mr. Schumacher. The Company does not have ongoing agreements for providing consulting services and services are provided on an as needed basis. The Company does not anticipate that future consulting service revenue will be significant.


     DISTRIBUTION OF PRODUCTS AND SERVICES

PRIDE markets its real estate generally through listings with real estate brokers.

     COMPETITION

PRIDE's real estate business is highly competitive. There are thousands of real estate investors in the United States of America that are investing in similar properties. The level of competition in the acquisition, sale and renting of real estate properties is effected by economic conditions in the area as well as interest rates available to borrowers. PRIDE's business of investing in certificates of purchase is also highly competitive since there is open bidding allowed on all real estate foreclosures. Typically at the foreclosure sales, there will be between five and twenty individuals in attendance and between three and seven actual bidders in addition to the foreclosing lenders bidding on the properties collateralizing their loans. PRIDE's current primary investment focus relates to investment in foreclosure certificates of purchase. To enhance our ability to compete, we have primarily focused the Company's certificate of purchase investments in Arapahoe County, Colorado. This focus in one area provides the ability to have knowledge of market conditions in this location. The Company believes that this location specialization assists the company in being competitive. While investing in one county may add to the Company's competitiveness, it also increases the concentration risk related to changes in economic conditions in one area. The short-term nature of investments in certificates of purchase, normally less than 90 days, helps to mitigate this concentration risk, but does result in an associated risk and uncertainty. Mr. Michael L. Schumacher, the Company's President determines the maximum bid prices on real estate foreclosures. Prior to bidding at the sale, Mr. Schumacher obtains title information to determine if the foreclosed loan is a first mortgage. Mr. Schumacher reviews property tax valuations as a preliminary basis for determining the value of the underlying property. Mr. Schumacher, on a judgment basis, will also look at comparable sales information if he believes there may be a difference between actual value and the tax valuation. Mr. Schumacher will generally not bid on a property in excess of an amount where the difference between the bid price and the estimated value of the underlying property is less than 30% of the estimated value. The maximum bid price is discretionary and determined by Mr. Schumacher based on his determination which results in associated risks. Actual bidding is generally done by an individual that is self-employed and retained by the Company on an hourly basis to provide this service.

     AVAILABILITY OF RAW MATERIAL: PRINCIPAL SUPPLIERS

Since the Company is not involved in manufacturing, there is no need for raw materials. Supplies used in the business are minimal. The number of foreclosure sales is directly related to economic conditions and interest rates in the area and therefore, the inventory of potential certificates of purchase available varies over time.

     PATENTS AND INTELLECTUAL PROPERTY

The Company has no patent or intellectual property rights.

     GOVERNMENTAL APPROVAL

There are no governmental approval requirements related to the Company's business.

     EFFECT OF GOVERNMENTAL REGULATIONS: COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company is not materially effected by any specific governmental regulations other than various states limit the interest rates charged on loans. Under certain circumstances, the Company will sell properties and carry back mortgage loans on the properties. The Company does not charge interest rates in excess of rates allowed by law. The types of costs and expenses incurred during the redemption period which may be reimbursed are defined by statutes. The Company complies with the applicable provisions of the statutes.

Various local zoning, homeowners associations and various other rules and regulations limit how properties may be used and require certain maintenance and repairs for properties. Certain federal and state environmental protection statutes exist related to hazardous wastes and other environmental concerns. The Company is in compliance with all environmental laws.

     RESEARCH AND DEVELOPMENT

The Company has not been involved in any research and development projects.

     EMPLOYEES

The Company has no employees other than Michael L. Schumacher, its President, and George A. Powell, its Vice President.


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

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION (Item 303 of Regulation S-B)

     GENERAL

RESULTS OF OPERATIONS

Year Ended June 30, 2004


Revenue for the year ended June 30, 2004 was approximately $504,000 as compared to revenue of approximately $273,000 for the year ended June 30, 2003, an increase of approximately $231,000. The gain on the sale of investments increased from $104,967 to $183,912, an increase of $78,945. Since revenue from appreciation of value of investments under generally accepted accounting principles, are not generally recognized until the investments are sold, the timing of revenue recognition depends upon when the Company sells its investments. Therefore, during the year ended June 30, 2004, the Company's gain on sale of investments increased by $78,945, solely based on more gains recognized on assets sold by the Company. Gains or losses, if any, from the sale of investments are not consistent from period to period and therefore are not necessarily indicative of future revenues. Interest income increased from $59,397 to $108,933, an increase of $49,536. This increase was principally the result of the Company's investments in foreclosure certificates of purchase as compared to previously investing in bank money market accounts in the prior year. At June 30, 2003, the Company had no investments in certificates of purchase. At June 30, 2004, the Company had $946,777 invested in certificates of purchase. The interest yield on certificates of purchase was higher than bank interest rates. Revenue from consulting services increased from $82,500 to $187,615, an increase of $105,115. As previously described in Item 1, Description of Business, the Company's consulting business is not consistent from year to year, and the consulting services are provided from time to time on an as needed basis, and therefore, consultant revenues increased by $105,115 from the year ended June 30, 2003 to June 30, 2004. The Company has no fixed contracts or agreements for providing consulting services and past results are not necessarily indicative of future revenues. Future consulting service revenues are not anticipated to be significant. Rent income from a related party amounted to $24,000 in both years. Rent income is received from the Company's CEO for part-time use of three condos owned by the Company. There are no long-term leases and the condos are being rented for part-time personal use on a month-to-month basis. In addition to the CEO's part-time personal use, the Company uses these condos as a part-time office for the Company's business use. The average revenue per month for the year ended June 30, 2004 was approximately $42,000 as compared to approximately $22,750 per month for the year ended June 30, 2003, an increase of $19,250 per month.


Operating expenses were approximately $203,000 during the year ended June 30, 2004, and approximately $144,000 during the year ended June 30, 2003, an increase of approximately $59,000. The average per month increased from approximately $12,000 to $17,000, an increase of approximately $5,000 per month. The increase in operating expenses was primarily the result in the increase in officer's compensation to the Company's President from approximately $43,000 for the year ended June 30, 2003 to approximately $100,000 during the year ended June 30, 2004, an increase of approximately $47,000. The President's compensation is determined annually by the Board of Directors. Depreciation expense for both years was approximately $37,000. Professional fees increased from approximately $29,000 to approximately $39,000, an increase of $10,000, primarily the result in increased accounting and auditing costs. Other operating expenses decreased from approximately $34,000 to approximately $27,000, a decrease of $7,000.

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

Net income after provision for income taxes increased from approximately $129,000 during the year ended June 30, 2003 to approximately $269,000 during the year ended June 30, 2004, an increase of approximately $140,000, or approximately $12,000 per month.

The Company plans to continue to invest in foreclosure certificates of purchase for current investment and has no plans for currently investing in any additional real estate to be held for long-term appreciation. This will likely result in consistent interest income revenues but there can be no assurance of this. The Company has certain of its residential lots listed for sale at amounts in excess of the historical cost carrying value which if sold could result in gains on the sale of investments of approximately $100,000. There can be no assurance that these lots will sell and that there will be any gain on the sale of the lots. In addition, the Company owns a controlling interest in two inactive publicly reporting companies which are seeking business opportunities. Should these entities find business opportunities, the Company may sell its majority interest in these companies. Such sales could result in gains or losses, but management believes that gains will likely occur. There can be no assurance of gains and there are associated risks. The Company's consulting revenue is not based on any fixed contracts. The Company is currently providing minimal business consulting services and does not expect revenue from consulting services to be significant in the near future. Since consulting revenue amounted to approximately 37% of revenue for the year ended June 30, 2004 it is likely that the Company's gross revenue will decrease significantly during the year ending June 30, 2005. Management believes that the year ended June 30, 2004 was an exceptional year and that the results of operations for the year ending June 30, 2005 will likely be more in line with the results of operations for the year ended June 30, 2003.

Year Ended June 30, 2003

Revenue for the year ended June 30, 2003 was approximately $273,000 as compared to approximately $278,000 for the year ended June 30, 2002, a decrease of approximately $5,000. While overall revenue only changed by $5,000, the mix of revenues changed. The Company's mix of revenue from year to year varies. The Company has no fixed contracts for providing business consulting services. The Company also sells its investments when determined to be an appropriate time to sell, resulting in inconsistent gains or losses. Consulting income increased from $10,800 to $82,500, an increase of $71,700. Rent income increased from $18,050 to $24,000, an increase of $5,950. Interest income decreased from $79,946 to $59,397, a decrease of $20,549. This decrease was primarily the result of pay-offs of mortgage notes with higher interest rates than could be realized by subsequent short-term investments. The gain on the sale of investments decreased from $168,749 to $104,967, a decrease of $63,782. The average total revenue per month for the year ended June 30, 2003 was $22,750 as compared to $23,200 per month for the year ended June 30, 2002. Past gains and revenue may not necessarily be indicative of future results.

Operating expenses were approximately $144,000 during the year ended June 30, 2003, and approximately $168,000 during the year ended June 30, 2002, a decrease of approximately $22,000. Depreciation increased from $32,395 to $36, 629, an increase of $4,234. Professional fees decreased from $31,819 to $29,139, a decrease of $2,680. Compensation for services decreased from $70,927 to $43,149, a decrease of $27,778. During the year ended June 30, 2003 the Company's compensation for services expenses decreased because more of the functions were performed by the Company's president with less need to incur additional costs for outside services. The average operating expenses per month for the year

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

ended June 30, 2003 were approximately $12,000 as compared to approximately $14,000 per month for the year ended June 30, 2002. a decrease of approximately $2,000 per month.

Net income after provision for income taxes increased from approximately $110,000 during the year ended June 30, 2002 to approximately $129,000 during the year ended June 30, 2003, an increase of approximately $19,000, or approximately $1,600 per month.

     LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, the Company had cash of approximately $792,000. The Company's current assets were approximately $1,174,000 at June 30, 2003 and its current liabilities totaled approximately $50,000, resulting in net working capital of approximately $1,124,000, a current ratio of approximately 23.5 to one.

At June 30, 2004, the Company had cash of approximately $476,000. The Company's current assets were approximately $1,673,000 at June 30, 2004 and its current liabilities totaled approximately $144,000, resulting in net working capital of approximately $1,529,000, a current ratio of approximately 11.6 to one. Working capital increased by approximately $405,000 from June 30, 2003 to June 30, 2004.

The Company's assets increased from approximately $2,510,000 at June 30, 2003 to approximately $2,680,000 at June 30, 2004, an increase of approximately $170,000. This net increase was comprised principally of the following changes:
Cash decreased from $795,000 to $476,000, a decrease of $319,000; Investments in foreclosure certificates of purchase increased from $0 to $947,000; Investments in marketable securities decreased from $296,000 to $0; Investments in notes receivable decreased from $700,000 to $652,000, a decrease of $48,000 due to principal collected on the notes; Real estate decreased from $628,000 to $565,000, a decrease of $63,000. This net decrease is primarily the result of one disposition of property during the year.


The Company's liabilities increased from approximately $50,000 at June 30, 2003 to approximately $155,000 at June 30, 2004, an increase of $105,000. This increase is primarily the result of officer's salaries payable increasing from $40,000 to $105,000, an increase of $65,000 and income taxes payable increasing from $0 to $32,000. Changes in assets were caused by a shift in invested assets from marketable securities and cash to foreclosure certificates of purchase that provide a more consistent and predictable return with a higher current yield.

The Company's sources of liquidity come from its cash balances which amounted to $476,000 at June 30, 2004 and its investments in foreclosure certificates of purchase which amounted to $947,000 at June 30, 2004. The cash balances are available for immediate withdrawal from money market accounts. The certificates of purchase have average time periods to maturity of approximately 40 days which make them highly liquid. Management believes that interest income, rental income and scheduled principal payments on notes receivable are sufficient to fund current operations. Management estimates that current operations will require approximately $115,000 per year. Of this amount, it is estimated that $40,000 will be for officer's compensation, $45,000 for professional fees, and other expenses of $30,000 Management plans to fund its long-term business plans with internally generated profits and does not anticipate the need for any additional capital.

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The Company's business is not subject to seasonality or any weather  seasonality conditions. The Company knows of no trends, events or uncertainties that have, or are reasonable likely to have, a material impact on the Company's short-term or long-term liquidity.

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, the Company evaluates its estimates, including those related to valuation of investments, recoverability of long-lived assets, commitments and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the critical accounting policies described below affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.


The Company invests in certificates of purchase as described in Item 1, Description of Business. At June 30, 2004, the Company had approximately $947,000 invested in certificates of purchase. The Company reviews county real estate tax valuations as well as comparable sales of similar properties to determine estimated value of the real estate underlying the investment in certificates of purchase. This methodology used to develop estimates of fair value of investments is a critical accounting policy that bears uncertainty and the risk of change.


The Company assesses the impairment of investments and long-lived assets at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following:

     -    significant   underperformance  relative  to  expected  historical  or
          projected future operating results;

     - significant changes in the manner or the Company's use of the acquired assets or the strategy for the Company's overall business;

     -    significant negative industry or economic trends.


When the Company determines that the carrying value of investments or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on projected net cash flows expected to result from that asset, including eventual disposition. The Company recognizes impairment losses if the carrying amount of the assets is not recoverable, determined when the carrying amount exceeds the undiscounted cash flows. The impairment loss would be measured by the amount by which the carrying amount of a long-lived asset exceeds its fair value. While management believes that there is no impairment in this carrying value, actual results may differ from those estimates.

As with any assumptions, there are associated uncertainties. As such, the asset impairment methodology employed by the Company bears the risk of change, when conditions change. The Company's investments are principally in the real estate industry, whether they be direct real estate ownership, certificates of purchase, or mortgage loans with real estate as collateral, all of which are susceptible to valuation changes due to economic conditions such as interest rates and inflation levels. Such uncontrollable economic changes could have a material effect on recoverability and on future potential impairment losses.


     FINANCIAL POSITION

Stockholders' equity totaled approximately $2,525,000 at June 30, 2004 as compared to approximately $2,399,000 at June 30, 2003, an increase of approximately $126,000. This increase resulted from a net income of approximately $269,000 less recording of $143,000 reduction in unrealized appreciation of marketable equity securities.

Management has not made any material commitments which will require any material financial resources.

     SUBSEQUENT EVENTS

None

     FORWARD-LOOKING STATEMENTS

Certain statements concerning the Company's plans and intentions included herein constitute forward-looking statements.

There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) interest rates, (b) general economic conditions and (c) specific economic conditions within the areas where the Company operates.

This registration statement contains both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties, including, but not limited to, those mentioned above. Moreover, future revenue and margin trends cannot be reliably predicted.

ITEM 3.  DESCRIPTION OF PROPERTY
         (Item 102 of Regulation S-B)

(a) PRIDE currently uses three of its condominium units for minimal office space and facilities. As more fully described in Item 7, the Company's President pays the Company $2,000 per month for personal use of three condominium units.


(b) PRIDE and its subsidiaries invest in real estate and real estate mortgages primarily for rental and interest income. By investing in real estate that provides current income plus the opportunity of long-term capital gains, the Company is attempting to realize reasonable current operating income plus a potential hedge against long-term inflation. The Company has no limitations or policies on the percentage of assets which may be invested in any one investment, or type of investment. This policy may be changed without a vote of the stockholders.


     (1) The Company may invest in any type of real estate but currently principally has investments in residential rental houses. The Company also owns three residential condominiums and nine residential lots. The Company has financed its real estate acquisitions with its own capital plus assumption of existing loans on properties or owner carry back loans on properties. The Company has no limitation policy on the number or amount of mortgages which may be placed on any one piece of property. Appropriateness of real estate investments and related financing decisions are determined by the officers of the Company.

     (2) The Company's investments in mortgage loans are principally loans carried back on properties sold. Management has no current plans to actively invest in mortgage loans other than those related to properties sold by the Company. The Company has and may continue to provide carry back loans on properties equal to 100% of the sales price of properties if adequate additional collateral is provided. The Company may invest in any mortgage loans on any type of real estate. The loans may be first or second mortgages. If the Company invests in mortgage loans, it intends to originate the loans and service them, but is not required to do so. The Company could sell off its loans, but does not intend to sell them. The Company has no policy with respect to portfolio turnover.

     (3) The Company currently has no investments and no plans to invest in securities of or interests in persons primarily engaged in real estate activities.

     (c) As of June 30, 2004, the Company had one investment in real estate in California which amounted to ten percent or more of the total assets of the Company as described below. The only rental income received on the California property is received from the Company's President for personal use. There is no written lease agreement, but the Company's President has been paying this amount since the date of acquisition. The Company also uses the California property as its part-time office. The Company does not anticipate renting the California property to any other tenants in the foreseeable future. The average effective annual rental rate per square foot is approximately $9.00. The California property is being depreciated on a straight-line basis over a 40 year life for book tax and book purposes. The tax basis after reduction for accumulated depreciation is approximately $280,000 as of June 30, 2004. Real estate taxes on the California property are approximately $3,700 per year, which amounts to approximately 1.2% of the original cost and approximately $1.75 per square foot.

The Company has approximately $642,000 invested in real estate, all of which are owned with individual deeds to the property, generally summarized as follows:

                                               Date of
              Description                    Acquisition              Cost
              -----------                    ------------             ----

     Two condominium units in Denver,
        Colorado                            March 31, 2000        $  311,000
     One residential condominium unit
        in Los Angeles County, California   December 31, 2001        299,000
     Nine residential lots located in:
        Arkansas (5 lots)                   November 1, 1996          16,000
        Texas (2 lots)                      February 26, 2004         10,000
        North Dakota (2 lots)               February 21, 1997          6,000
                                                                  ----------
                                                                  $  642,000
                                                                  ==========

All of the above properties are free and clear of encumbrances. There are no options or contracts related to the sale of any of the properties owned by the Company. There are no plans for renovation, improvement or development of any of the properties owned. The Company intends to hold the residential rental property for its current income production and also for the possibility of long-term capital gains. The two Texas lots are listed for sale with a real estate broker with the asking price of approximately $45,000 each. The Company has rejected an offer to purchase one of the Texas lots for $38,500 The two North Dakota lots are listed for sale for approximately $10,000 each and the Company has not received any purchase offers. Sales of listed lots are subject to a 10% broker's commission. The Arkansas lots are not listed for sale and are being held as investments. Management believes that all properties have adequate insurance coverage.

During the five year period ended June 30, 2004, the Company sold the following real estate properties:

                        Date of      Date of                    Gain/
Description           Acquisition     Sale          Cost       (Loss)
-----------           -----------     ----          ----       ------

Single family
 residence,           November 1,    March 31,
 Oakhurst, CA            1996          2003        $108,000    $ 3,400

Residential lot,      November 1,     May 24,
 Ocala, FL               1996          2004        $  2,500    $ 8,000

Single family
 residence, Arapahoe   March 1,      April 28,
 County, Colorado       2004           2004        $124,600    $16,400

Single family
 residence, Arapahoe   June 9,      November 19,
 County, Colorado       1999           1999        $231,800    $(3,500)
                                                               -------

                                                               $24,300
                                                               =======

All of the properties sold were free and clear of mortgage loans at the time of sale.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. (Item 403 of Regulation S-B)

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The table below sets forth all persons (including any "group," whose holdings are set forth in Item 4(b)) who are known to the Company to be the beneficial owner of more than five percent of the common stock, no par value, of the PRIDE, which is the only class of voting securities of the Company issued and outstanding and presented as of November 4, 2004. This schedule gives effect to the spin off of PRIDE to the shareholders of record of PRIDE's parent company declared November 12, 2002 to be effective November 26, 2002:


                                                   Amount and Nature
                  Name and Address                 of Beneficial        Percent
Title of Class    of Beneficial Holder             Ownership            of Class
--------------    --------------------             ------------------   --------
Common            Michael L. Schumacher (1)          693,054 shares      53.834%
                  2525 Fifteenth Street, Suite 3H
                  Denver, CO  80211

Common            Harold L. Morris (2)               364,059 shares      28.279%
                  4 Harbor Pointe
                  Corona del Mar, CA  92625

Common            George A. Powell                       670 shares       0.052%
                  Vice President and Director
                  7333 S. Fillmore Circle
                  Littleton, CO 80122              ---------             -------

                  Officers and directors as a      1,057,783 shares      82.165%
                  group (1)                        =========             =======

(b) SECURITY OWNERSHIP OF MANAGEMENT. The table below sets forth the holdings of common stock, no par value of the Company owned by the Company's directors and executive officers.


                                                   Amount and Nature
                  Name and Address                 of Beneficial        Percent
Title of Class    of Beneficial Holder             Ownership            of Class
--------------    --------------------             ------------------   --------

Common            Michael L. Schumacher (1)          693,054 shares      53.834%
                  President, Treasurer, Chief
                    Financial Officer and
                    Director
                  525 Fifteenth Street, Suite 3H
                  Denver, CO  80211

Common            George A. Powell                       670 shares       0.052%
                  Vice President, Secretary
                    and Director
                  7333 S. Fillmore Circle
                  Littleton, CO 80122              ---------             -------

                       Total                         693,724 shares      53.886%
                                                   =========             =======

(1) Michael L. Schumacher owns 7,264 shares individually. In addition, Mr. Schumacher, President and Director of PRIDE is the sole beneficiary of the Schumacher & Associates, Inc. Money Purchase Plan & Trust (Schumacher Plan) which owns 681,368 shares of PRIDE. Shares owned by the Schumacher Plan are considered to be beneficially owned by Mr. Schumacher. Mr. Schumacher's beneficial ownership also includes the following shares owned by certain relatives of Mr. Schumacher:

Owner                           Relationship               Number of Shares
-----                           ------------               ----------------

Jada Schumacher                 Daughter                        1,024
Spencer Schumacher              Son                             1,024
Quinn Schumacher                Son                             1,024
Ralph and Alma Schumacher       Parents                           366
Roberta and Timothy Weiss       Sister and her spouse             328
Constance and Gary Novak        Sister and her spouse             328
Cynthia                         Sister                            328
                                                                -----
          Total                                                 4,422
                                                                =====

(2) Harold L. Morris individually owns 132,680 shares of PRIDE. In addition, Harold L. Morris and his spouse, Connie Morris are the sole beneficiaries of the Harold L. Morris Profit Sharing Plan which owns 168,395 shares of PRIDE. Applegates Landing I, a Harold L. Morris family partnership owns 48,598 shares. Mr. Morris' beneficial ownership also includes the following shares owned by certain relatives:

Owner                           Relationship               Number of Shares
-----                           ------------               ----------------

Debra L. Morris                 Daughter                        9,592
Gary A. Morris                  Brother                         4,794
                                                               ------
          Total                                                14,386
                                                               ======

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. (Item 401 of Regulation S-B)

The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors.

     EXECUTIVE OFFICERS AND DIRECTORS

The current executive officers and directors of PRIDE are as follows:


NAME                         AGE          POSITION(S)
----                         ---          -----------

Michael L. Schumacher         55          President, Treasurer, Chief
                                          Financial Officer and Director

George A. Powell              77          Vice President, Secretary and
                                          Director


Michael L. Schumacher has been a director, president and treasurer of PRIDE since inception, August 22, 2001. Mr. Schumacher was previously, until September 22, 1999, a director, and president and chairman of the board of directors of Rocky Mountain Power Co., a public reporting company. Mr. Schumacher was previously, until November 12, 2002, a director, president and chairman of the board of directors of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). Mr.

Schumacher is currently a director and President of Birch Branch, Inc. Birch Branch, Inc.,is in the real estate investment business and owns five residential lots in Nebraska and is currently building a studio on one of the lots to be used as a rental property. Mr. Schumacher is the director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Denver, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a bachelor's degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

George A. Powell has been a director, secretary and vice president of PRIDE since August 22, 2001. Mr. Powell was previously, until September 22, 1999, a director, secretary and vice president of Rocky Mountain Power Co., a public reporting company. Mr. Powell was previously, until November 12, 2002, a director, secretary and vice president of Prime Rate Income & Dividend Enterprises, Inc. (PIDV). Mr. Powell is currently a director and Vice President/Secretary of Birch Branch, Inc. Birch Branch, Inc., is in the real estate investment business and owns five residential lots in Nebraska and is currently building a studio on one of the lots to be used as a rental property. Mr. Powell was previously a director and president of Continental Investors Life, Inc., a public reporting insurance company. Since Mr. Powell's retirement from the insurance business in 1988, he has been self-employed as a business consultant. Mr. Powell's business consultant expertise includes advisory services related to sales and mergers of businesses and real estate property management.


     SIGNIFICANT EMPLOYEES

The Company has no employees other than Michael L. Schumacher, its President, and George A. Powell, its Vice President. Michael L. Schumacher and George A. Powell devote approximately 35% and 5%, respectively, of their time to the Company's business. Secretarial and bookkeeping services are performed by independent contract persons.

There are no family relationships among directors or officers.

No officer or director of PRIDE currently, or during the last five years have;

     (a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     (b) had any conviction in a criminal preceding or is being subject to a pending criminal preceding.

     (c ) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

     (d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


ITEM 6.  EXECUTIVE COMPENSATION.
         (Item 402 of Regulation S-B)

     COMPENSATION OF EXECUTIVE OFFICERS

Mr. Schumacher's compensation for the years ended June 30, 2004 and 2003, was $100,456 and $43,149, respectively. Mr. Powell received compensation of $1,000 in each of the two years ended June 30, 2004. There was no other compensation paid to any officer of PRIDE.

     SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the last three years to the Company by its Chief Executive Officer and to each of the Company's other executive officers whose annual salary, bonus and other compensation exceeded $100,000 in 2004.

                                Annual Compensation             Long-Term Compensation
                                -------------------             ----------------------
                                                                      Awards              Payouts
                                                                      ------              -------
                                                            Other
                                                            Annual   Restricted
                            Year                            Compen-  Stock       Options/  LTIP
                            Ended                           sation   Award(s)    SARs      Payouts
Name & Principal Position   June 30   Salary($) / Bonus($)  (%)      (#)         ($)
-------------------------   -------   --------------------  -------  ----------  --------  -------

Michael L. Schumacher       2002      $ 36,501              $ -      $ -           -        $ -
Michael L. Schumacher       2003      $ 43,149              $ -      $ -           -        $ -
Michael L. Schumacher       2004      $100,456              $ -      $ -           -        $ -


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
         (Item 404 of Regulation S-B)

The Company owns two attached residential/commercial condominium units in Denver, Colorado and one residential unit in Los Angeles County, California. The Company acquired these units principally for investment purposes. In addition to the investment purposes, the Company uses the Denver and California units for the Company's offices and as temporary living accommodations primarily for the benefit of the Company for company personnel, professionals and independent contractors that perform services for the Company. One of the Denver units is also used as the part time office of the Company's President's accounting business in addition to being used as the Company's office. The second Denver unit is used for temporary living accommodations as described above. The Company's President pays the Company $2,000 per month for the personal use of the California and Denver units. This is allocated $1,500 per month for the California unit and $500 for the two Denver units. Management believes that, considering the part-time use of the facilities, the rental income received from the Company's President is reasonable and appropriate, even though there can be no assurance that the amount received is the same that would have been received in an arms-length transaction. The Company's President resides in the California unit and the Denver units on the average, less than one week per month at each of the two locations.

During March 2003, Pride, Inc. (PRIDE)(the Company) exchanged investment real estate it owned in Northern California for 62,607 shares of PIDV common stock owned by a non-officer/director shareholder of PRIDE. The 62,607 PIDV shares included an equal number of PRIDE share distribution rights. The 62,607 shares with distribution rights were valued at $1.70 per share for the distribution rights and the estimated fair value of $.07 per share for the PIDV securities which was estimated to be the fair value of the securities totaling $110,814. PRIDE had owned this property for over five years prior to exchanging it in this transaction. The property consisted of approximately three acres of land with a rental house on the property. During 2002, there was a fire that destroyed the house. The Company received insurance proceeds to cover the value of the house but since there were no longer any improvements on the property, there was no investment income, and only expenses, the Company determined it was in its best interest to dispose of the property. The Company did not have a formal independent evaluation of the value of the property, but discussed the value with a local real estate broker. The non-officer/director shareholder expressed an interest to consummate the exchange transaction. Management believes that the terms of the exchange are reasonable and appropriate based on its knowledge of the property and discussions with the real estate broker. The $1.70 per share value of PRIDE's stock was determined based on the Company's estimated value using book value of the stock at that time. The $.07 per share estimated value of the PIDV stock was based on market trades of PIDV stock at that time. The distribution rights received were the distribution rights to receive PRIDE's stock upon the effectiveness of PRIDE's registration statement, previously disclosed in this registration statement. Since all of the shares of PRIDE were being held in trust for the benefit of the PIDV shareholders, PRIDE received 62,607 share distribution rights to its own stock. Such distribution rights were cancelled because issuance of the shares to PRIDE related to the distribution rights would have been treasury stock. In lieu of having treasury stock, the rights were cancelled and accounted for as cancellation of treasury stock. PRIDE also received other consideration in the amount of $280 resulting in total consideration of $111,094, equal to the estimated fair value of the real estate. PRIDE's cost basis in this real estate, net of accumulated depreciation was $107,677. This transaction resulted in a gain on the sale of real estate of approximately $3,417. The 62,607 shares of PIDV common stock were sold for $24,268 in September 2003, resulting in a gain of $19,886. The 62,607 PRIDE stock distribution rights and related 62,607 shares of the PRIDE's common stock were cancelled.

On November 11, 2002, PIDV, PRIDE's then parent company, issued 21,444 shares of its common stock to Peter J. Porath and 3,556 shares to Marq Warner for services valued at a total of $42,500 performed for PRIDE. The services performed for PRIDE included management advisory services related to its subsidiaries and advisory services related to investments in foreclosure certificates of purchase. Simultaneously PRIDE issued 25,000 shares of its common stock to PIDV for reimbursement of the $42,500. Since PIDV at that time was merely a holding company with the Company as its only asset and since both PIDV and PRIDE have the same number of shares outstanding, it was estimated that the value per share of PIDV and PRIDE were equal. At the time these services were performed, PIDV had no assets or business other than its ownership of PRIDE and its subsidiaries, therefore, the value of PIDV approximated the value of PRIDE. Management believes that the $1.70 book value approximates the market value.

As of June 30, 2004, PRIDE (the Company) had accrued compensation payable to its President of $104,510. The accrued compensation payable had no written payment terms and was uncollateralized.


ITEM 8.  DESCRIPTION OF SECURITIES
         (Item 202 of Regulation S-B)


PRIDE has two classes of securities authorized. The Company's Articles of Incorporation authorized it to issue 200,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. A total of 1,287,393 common shares will be issued to approximately 417 shareholders upon the effectiveness of this Form 10-SB registration statement. PRIDE received the assets of Prime Rate Income & Dividend Enterprises, Inc. (PIDV) on November 12, 2002, the directors of PIDV approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the pro rata spin-off of PRIDE to the PIDV shareholders of record on November 26, 2002 on a pro rata basis, exclusive of shares issued to USMS effective November 12, 2002. The shares of PRIDE are being held by Michael L. Schumacher, trustee, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission.


No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is fully paid and nonassessable. The Preferred Stock is entitled to preference in liquidation over Common Stock.

The Board of Directors of the Company has the authority to issue the remaining unissued authorized preferred shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could be issued to deter or delay a takeover or other change in control of the Company.

Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

                                   PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
         (Item 201 of Regulation S-B)

There is no public trading market for PRIDE common stock. The Company has no market-makers for its stock.

Upon effectiveness of this Form 10-SB, the Company plans to apply for quotation of the Common Stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. PRIDE will have 1,287,393 shares of common stock issued and outstanding. Of such shares, approximately 230,000 shares, held by approximately 400 shareholders are eligible for resale. The remaining outstanding shares will be restricted shares under Rule 144. Shares listed on the OTC Bulletin Board will likely have a very limited and therefore illiquid market. Shareholders may be unable, even if listed by the OTC, to sell their shares. Getting listed by the OTC is contingent upon the Company finding a market-maker. There can be no assurance that the Company will be able to find a market-maker. The Company presently has no existing stock option or other plans nor are there any outstanding options, warrants or securities convertible into Common Stock.


PRIDE has never paid a dividend on its common stock other than the distribution of its wholly-owned subsidiary Birch Branch, Inc. Simultaneous with the pro rata spin-off of PRIDE, the directors of Pride and Pride Holdings, Inc. determined that Birch Branch should also be distributed on the same basis to the same qualified PIDV shareholders. Birch Branch is the owner of five residential lots comprising a total of eight acres in Nebraska. Since Birch Branch desired to develop this property and needed additional capital to fund this development and since Pride and Pride Holdings, Inc. are not in the real estate development business, it was determined that it was in the best interest of Pride's shareholders to pro rata spin-off Birch Branch to the same PIDV qualified shareholders. The Company does not anticipate paying any dividends on its common stock in the foreseeable future. Management anticipates that earnings, if any, will be retained to fund the Company's working capital needs and the expansion of its business. The payment of any dividends is in the discretion of the Board of Directors.


ITEM 2.  LEGAL PROCEEDINGS.
         (Item 103 of Regulation S-B)

PRIDE is not party to any material legal proceeding, nor is the Company's property the subject of any material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         (Item 304 of Regulation S-B)

The Company's principal independent accountant has not resigned (nor declined to stand for re-election) and was not dismissed during the Company's two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
         (Item 701 of Regulation S-B)

From inception to November 2002, PRIDE was a wholly-owned subsidiary of PIDV. During the last three years, the only shares issued during this period were issued to PIDV or to Michael L. Schumacher, Trustee for the benefit of the PIDV shareholders eligible for the distribution. At inception, the Company issued 1,325,000 shares of its restricted common stock to PIDV in exchange for all of PIDV's assets and business. The Company, with this issuance, became a wholly-owned subsidiary of PIDV. All assets and liabilities of PIDV were recorded at the lower of predecessor cost or market. During November 2002, the Company issued 25,000 shares of restricted common stock to PIDV as reimbursement for costs incurred on the Company's behalf as more fully described in Item 7 above.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
         (Item 702 of Regulation S-B)

The Company's Articles of Incorporation limit the liability of its officers, directors, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (I) any breach of the director's duty of loyalty to the corporation or its shareholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes S 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                    PRIDE, INC. AND CONSOLIDATED SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS

                             June 30, 2004 and 2003


                                                                       Page
                                                                       ----

Report of Independent Registered Public Accounting Firm .............  F-2

Consolidated Financial Statements:

     Consolidated Balance Sheet .....................................  F-3

     Consolidated Statements of Operations ..........................  F-4

     Consolidated Statement of Changes in
      Stockholders' Equity ..........................................  F-5

     Consolidated Statements of Cash Flows ..........................  F-6

     Notes to Consolidated Financial Statements .....................  F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Audit Committee
Pride, Inc. and Consolidated Subsidiaries
Denver, Colorado


We have audited the accompanying balance sheet of Pride, Inc. and Consolidated Subsidiaries as of June 30, 2004, and the related statements of operations, shareholders' equity and cash flows for the two years ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pride, Inc. and Consolidated Subsidiaries as of June 30, 2004, and the results of its operations and its cash flows for the two years ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.



/s/ Miller and McCollom
-----------------------
Miller and McCollom
Certified Public Accountants
4350 Wadsworth Blvd., Suite 300
Wheat Ridge, CO 80033

September 10, 2004

                                   PRIDE, INC.
                          AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2004

                                     ASSETS

Current Assets
  Cash                                                     $   475,669
  Mortgage notes receivable, current portion                   242,381
  Investment in certificates of purchase                       946,777
  Other                                                          8,339
                                                           -----------
     Total Current Assets                                    1,673,166

Real estate, net of accumulated depreciation of
  $77,587 and $54,986 at June 30, 2004 and 2003                565,033
Equipment and furnishings, net of accumulated
  depreciation of $51,786                                       32,649
Mortgage notes receivable, net of current portion              271,844
Note receivable                                                137,285
                                                           -----------
TOTAL ASSETS                                               $ 2,679,977
                                                           ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                         $       248
  Officer's compensation payable (Note 6)                      104,510
  Deferred taxes payable, current (Note 2)                       1,148
  Income taxes payable                                          19,528
  Accrued expenses                                              18,505
                                                           -----------
     Total Current Liabilities                                 143,939

Deferred taxes payable, net of current portion (Note 2)         11,468
                                                           -----------
TOTAL LIABILITIES                                              155,407
                                                           -----------
Commitments and contingencies (Notes 1, 2, 6, 7 and 8)

Stockholders' Equity:
  Preferred stock, no par value, 1,000,000
   shares authorized, none issued and outstanding                 -
  Common stock, no par value, 200,000,000 shares
   authorized, 1,287,393 shares issued and outstanding       1,986,104
  Retained earnings                                            538,466
                                                           -----------
TOTAL STOCKHOLDERS' EQUITY                                   2,524,570
                                                           -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 2,679,977
                                                           ===========

The accompanying notes are an integral part of the financial statements.

                                   PRIDE, INC.
                          AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   Year Ended June 30,
                                                    2004         2003
                                                  --------     --------
Revenue:
 Rent income, related party (Note 6)              $ 24,000     $ 24,000
 Interest income                                   108,933       59,397
 Consultation services, net of allowance
  of $360,000 at June 30, 2003 (Note 7)            187,615       82,500
 Gain on sale of investments (Note 7)              183,912      104,967
 Other                                                -           2,200
                                                  --------     --------
                                                   504,460      273,064
                                                  --------     --------
Expenses:
 Depreciation                                       36,629       37,471
 Officer's compensation (Note 6)                   100,456       43,149
 Professional fees                                  39,183       29,139
 Other                                              26,823       33,855
                                                  --------     --------
                                                   203,091      143,614
                                                  --------     --------
Net income before provision for income taxes       301,369      129,450
                                                  --------     --------
Provision for income taxes (Note 2):
 Current                                            19,528         -
 Deferred                                           12,617         -
                                                  --------     --------
                                                    32,145         -
                                                  --------     --------
Net income                                        $269,224     $129,450
                                                  ========     ========

Per Share                                         $    .21     $    .10
                                                  ========     ========

Weighted Average Shares Outstanding              1,287,393    1,340,307
                                                 =========    =========




The accompanying notes are an integral part of the financial statements.

Note: No dilution of earnings per share resulting from the options described in Note (15) since the market value of the shares is lower than the option prices.



                                   PRIDE, INC.
                          AND CONSOLIDATED SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     From July 1, 2002 through June 30, 2004


                                 Common                        Comprehensive   Retained
                                 No./Shares     Stock Amount   Income(Loss)    Earnings      Total
                                 ----------     ------------   -------------   --------      -----

Balance at July 1, 2002            1,325,000    $ 2,050,036     $    76,100    $   212,807   $ 2,338,943

Issuance of stock for services
(Note 6)                              25,000         42,500            -              -           42,500

Return of stock to treasury
(Note 6)                             (62,607)      (106,432)           -              -         (106,432)

Dividend distribution
(Note 8)                                -              -               -           (73,015)      (73,015)

Appreciation of marketable
securities (Note 4)                     -              -             67,556           -           67,556

Net income for the year ended
June 30, 2003                           -              -               -           129,450       129,450
                                 -----------    -----------     -----------    -----------   -----------
Balance at June 30, 2003           1,287,393      1,986,104         143,656        269,242     2,399,002

Depreciation of marketable
securities (Note 4)                     -              -           (143,656)          -         (143,656)

Net income for the year
ended June 30, 2004                     -              -               -           269,224       269,224
                                 -----------    -----------     -----------    -----------   -----------

Balance at June 30, 2004           1,287,393    $ 1,986,104     $      -       $   538,466   $ 2,524,570
                                 ===========    ===========     ===========    ===========   ===========






The accompanying notes are an integral part of the financial statements.

                                   PRIDE, INC.
                          AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                   Year Ended June 30,
                                                    2004          2003
                                                  ---------     ---------
Cash Flows Operating Activities:
 Net income                                       $ 269,224     $ 129,450
 Depreciation                                        36,629        37,471
 Stock issued for services                             -           42,500
 Stock received for services                           -          (82,500)
 (Gain) loss on disposal of assets                      480       (15,000)
 (Increase) decrease in:
   Income tax receivable                               -           17,542
 Increase (decrease) in:
   Income tax payable                                19,528       (45,700)
 Accounts payable, accrued expenses and other       (30,363)       21,099
 Deferred revenue                                      -          (23,738)
 Deferred tax payable                                12,616          -
 Officer's salary payable                           100,456         4,054
Other                                                  (399)       (4,600)
                                                  ---------     ---------
Net Cash Provided by Operating Activities           408,171        80,578
                                                  ---------     ---------
Cash Flows from Investing Activities:
 Sale of marketable securities                      152,452       108,300
 (Investment) in equipment and furnishings           (2,415)       (5,259)
 (Investment) in certificates of purchase        (2,173,938)         -
 (Investment) in mortgage notes receivable         (168,970)         -
 Redemption of certificates of purchase           1,227,161          -
 Collection of note receivable, related party          -           80,009
 Collection of notes receivable                      25,076        98,357
 Collection of mortgage notes receivable            217,384        44,770
Other                                                (1,232)       (1,192)
                                                  ---------     ---------
Net Cash Provided by (Used in) Investing
 Activities                                        (724,482)      324,985
                                                  ---------     ---------
Cash Flows from Financing Activities:
 Cash as part of dividend distribution                 -           (2,980)
                                                  ---------     ---------
 Net Cash (Used in) Financing Activities               -           (2,980)
                                                  ---------     ---------

Increase (decrease) in Cash                        (316,311)      402,583

Cash, Beginning of Period                           791,980       389,397
                                                  ---------     ---------
Cash, End of Period                               $ 475,669     $ 791,980
                                                  =========     =========
Interest Paid                                     $    -        $    -
                                                  =========     =========
Income Taxes Paid                                 $    -        $    -
                                                  =========     =========
Supplementary schedule of non-cash transactions:
 Exchange of real estate for return of stock           -          106,432
 Exchange of note receivable for land                10,433          -
 Dividend distribution of wholly-owned
  subsidiary, non cash                                 -           70,035


The accompanying notes are an integral part of the financial statements.

                                   PRIDE, INC.
                          AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

(1)  Organization and Summary of Accounting Policies

This summary of significant accounting policies of Pride, Inc. (PRIDE) (Company) and its wholly-owned subsidiaries, Birch Branch, Inc., Pride Equities, Inc., Pride Holdings, Inc., Pride Investments, Inc., and Pride Lending, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Principles of Consolidation


The Company was organized on August 22, 2001 under the laws of the state of Colorado. Its wholly-owned subsidiary, Pride Holdings, Inc. and its subsidiaries, Pride Lending, Inc. and Pride Investments, Inc. were also organized on August 22, 2001 under the laws of the state of Colorado. Effective August 22, 2001, all of the assets, liabilities and business operations of Prime Rate Income & Dividend Enterprises, Inc. (PIDV) were contributed to the Company and its subsidiaries. The Company issued 1,325,000 shares of its restricted common stock to PIDV for the assets, liabilities and business it received from PIDV. Predecessor cost basis of assets and liabilities were carried over to the Company. The retained earnings of PIDV were carried over to the Company since PIDV was its predecessor, and in effect, the same operating business. The Company was a wholly-owned subsidiary of PIDV. PIDV entered into a share exchange agreement with U.S. Medical Systems, Inc. (USMS) effective November 12, 2002, whereby USMS became a wholly-owned subsidiary of PIDV. This business combination completed in November 2002, was accounted for as a reverse acquisition of PIDV since the former controlling shareholders of USMS controlled PIDV after the transaction. During March 2004, PIDV changed its name to U.S. MedSys Corp. Since USMS's business is not related to the real estate and mortgage investment business of PRIDE, the PIDV directors decided it was in the best interest of PIDV and the Company and PIDV's shareholders to spin-off the Company. The conditions of the business combination agreement with USMS stipulate that PRIDE would be spun-off to PIDV shareholders. The shares of PRIDE are being held by Michael L. Schumacher, President, for the benefit of PIDV shareholders, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission. Management continues operations of PRIDE in the same manner as prior to the pro rata spin-off. On November 12, 2002, the directors of PIDV approved, subject to the effectiveness of a registration statement with the Securities and Exchange Commission, the pro rata spin-off of the Company to the PIDV shareholders of record on November 26, 2002 on a pro rata basis, exclusive of shares issued to U.S. Medical Systems, Inc. (USMS) shareholders effective November 12, 2002. At November 26, 2002, there were 1,350,000 shares of PIDV outstanding that were entitled to receive spin-off shares. Subsequent to November 26, 2002, 62,607 share distribution rights were received and then canceled as described in Note 6, leaving 1,287,393 shares of the Company's common stock held by the Company's President in trust for the benefit of the shareholders described above.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Pride Holdings, Inc. (PHI) and PHI's wholly-owned subsidiaries Pride Investments, Inc. Pride Lending, Inc. and Pride Equities, Inc. for the two years ended June 30, 2004. Also included in the consolidation were the immaterial accounts of Commonwealth Equities, Inc. prior to its disposition in January 2003. See Note 7. The consolidated financial statements also include the accounts of 51.6% owned subsidiary National Superstars, Inc. since acquisition in September 2003, and 90% owned subsidiary Federal Mortgage Corporation of Puerto Rico, Inc. since acquisition in January 2004. All intercompany account balances have been eliminated in the consolidation.

Description of Business

The Company is principally in the investment business. The Company principally invests in real estate, real estate mortgage loans and foreclosure certificates of purchase. The Company, during the years ended June 30, 2004 and 2003, had consultation service revenue.

Per Share Information

Per share information is computed by dividing the net income or loss by the weighted average number of shares outstanding during the period.

Investment in Real Estate and Related Depreciation


The Company's investments in rental real estate are carried at cost, net of accumulated depreciation. Depreciation on rental real estate is being computed using the straight-line method over estimated useful lives of 40 years. Major renovations are capitalized. Repairs and maintenance costs are expensed as incurred. Disposals of individual real estate properties are not accounted for as discontinued operations.


Equipment and Related Depreciation

The Company carries its investment in equipment at cost, net of accumulated depreciation. Depreciation on equipment is being computed using the straight-line method over estimated useful lives of three to five years. Major improvements or renovations are capitalized. Repairs and maintenance costs are expensed as incurred.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Mortgage Loans and Certificates of Purchase

The Company's investment in mortgage loans consist principally of carry-back mortgages on real estate sold and are carried at the amortized principal balance. Management believes there is no impairment in value of the mortgage loans and therefore has provided no allowance for uncollectible notes. Management's policy with respect to impairment determination is to review the carrying values periodically, and at least quarterly to determine if there is any impairment. The Company requires a downpayment of at least 10% to sell a property with a carry-back mortgage note receivable. The Company has not sold any properties in the last five years with carry back mortgages and has never sold a property with less than a 10% downpayment for which it has recognized a gain. Management does not currently intend to sell any property with a carryback loan with less than a 10% downpayment in the future, but if such sales were made, the gain, if any, would be deferred and recognized over the life of the loan. When the loan balance equals or becomes less than 90% of the sale price, the balance of the income would be recognized. Management believes that the underlying collateral on all mortgage notes receivable are sufficient to facilitate collection of the mortgage notes receivables. The Company carries its investments in certificates of purchase on foreclosures issued by Colorado public trustees at the lower of cost plus accrued interest, or the value of the underlying foreclosed property. Under Colorado statutes, there is generally a minimum redemption period of seventy-five (75) days whereby the property owner can redeem the foreclosed property by paying the certificate of purchase balance bid price plus interest at the rate specified on the mortgage note, plus reimbursement of certain costs and expenses incurred by the holder of the certificate of purchase during the redemption period. If the former property owner fails to redeem the property, then junior lienholders have a right to redeem. If the property is not redeemed, the holder of the certificate of purchase will be granted title to the property. It is the Company's investment policy to invest in certificates of purchase that have sufficient equity such that it is likely that the property will be redeemed. Properties acquired through this process are carried in the books at the lower of the actual costs to acquire the property or market. The Company's mortgage notes generally range between ten and fifteen year terms to maturity. The remaining lives on existing mortgage notes is approximately seven years. The average remaining term to redemption dates on the existing certificates of purchase owned by the Company is approximately 40 days.

Geographic Area of Operations

The Company owns properties principally in California, Colorado, North Dakota, Texas and Arkansas. The Company principally invests in certificates of purchase in one county in Colorado. The potential for severe financial impact can result from negative effects of economic conditions within the market or geographic area. Since the Company's real estate investment business is principally in four areas, and since its investments in certificates of purchase are primarily in one county, these concentrations of operations result in an associated risk and uncertainty.

Provision for Deferred Income Taxes

Timing differences exist related to recognition of gains on sale of real estate for income tax purposes and financial reporting purposes. At June 30, 2004, the Company had for tax purposes, deferred installment gain income of approximately $34,100, resulting in a provision of $12,616 in deferred income taxes payable

Revenue Recognition Policy

The Company's revenue is generally generated principally from various phases of one revenue producing stream from various real estate transactions. During the years ended June 30, 2024 and 2003, the Company also had consulting service revenue. Management's policy with respect to long-lived assets is to review them periodically, and at least quarterly, to determine if there is any impairment. At June 30, 2004, management believes there is no impairment in the value of any long-lived assets. The Company recognizes interest income from mortgage notes receivable and certificates of purchase on a daily pro-rata basis. From time to time, the Company will acquire real estate to be held for longer term investment purposes. If the property is an improved property, the Company rents the property under short-term leases and recognizes rental income on a daily pro-rata basis as it becomes receivable according to the terms of the lease or rental agreement. However, if the rentals vary from a straight-line basis, the income is recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit from the leased property is diminished, in which case that basis is used. Rentals currently being received by the Company are level equal monthly payments being recognized on a straight-line basis. The Company also has acquired certain residential lots, with the total approximate carrying value of $88,000, with the intention of holding these lots for future appreciation. Gain on the sale of investments is recorded as the difference between the fair value of the assets received and the carrying value of the assets sold. Fair value is determined estimating value based on review of comparable sales of similar assets by the Company's management. During the years ended June 30, 2004 and 2003, there were no material sales of any investments for any consideration other than cash. The Company recognizes revenue from consulting services as the services are performed. Consulting services generally relate to consultation and advice on mergers and acquisitions, and business management.

Concentration of Credit Risk

The Company's material concentration of credit risk consists principally of investments in mortgage loans. The Company's investments in mortgage loans are collateralized principally by first or second deeds of trust on real estate located primarily in Colorado and Arizona. At June 30, 2004, the Company had fifteen mortgage loans receivable from one individual totaling approximately $466,404. The individual's loans as a percentage of value were approximately 100% at the time of sale but, as additional collateral for the loans receivable from this individual, the Company has a junior lien on another property owned by this individual. The weighted average interest rate on mortgagee notes receivable is approximately 8% per annum with monthly repayment terms being amortized over periods up to twenty years.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions. As of June 30, 2004, the Company had a concentration of credit risk since it had temporary cash investments in bank accounts totaling $288,944 in excess of the FDIC insured amounts.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to consist of cash on hand and demand deposits in banks with an initial maturity of 90 days or less.

Fair Value Financial Instruments

The Company, as required, discloses fair value information about financial instruments when it is practicable to estimate that value. As of June 30, 2004, the Company had various investments in long term mortgage notes receivable. Management believes that the fair value of these financial instruments does not materially differ from the carrying value of these notes based upon discounting at current market rates of interest.

Recently Issued Accounting Standards

There were various accounting standards and interpretations issued during 2004 and 2003, none of which are expected to have a material impact on the Company's consolidated financial position, operations, or cash flows.

Income Taxes

The Company records deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Impairment Assessment

Management believes that as of June 30, 2004, there is no impairment in the carrying value of investments or long-lived assets. The Company assesses the impairment of investments and long-lived assets at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following:

     1.   Significant   underperformance  relative  to  expected  historical  or
          projected future operating results;
     2. Significant changes in the manner of our use of the acquired assets or the strategy for the Company's overall business;
     3.   Significant negative industry or economic trends.


The Company recognizes impairment losses if the carrying amount of the assets is not recoverable, determined when the carrying amount exceeds the undiscounted cash flows. The impairment loss would be measured by the amount by which the carrying amount of a long-lived asset exceeds its fair value. At June 30, 2004, management does not believe that there is any impairment in the carrying value of its long-lived assets.


Other

The Company has selected June 30 as its fiscal year end.

The Company has paid no dividends during the years ended June 30, 2004 and 2003, other than the distribution of a wholly-owned subsidiary as described in Note 8.

No advertising expense has been incurred.

The Company has not entered into any leases.

All of the Company's assets are located in the United States.

(2) Income Taxes

The provision for federal and state income taxes consisted of the following components:

The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

                                                  Year Ended June 30,
                                                  2004         2003
                                                ---------    ---------

Expected income tax                             $ 117,534    $  50,486
Graduated tax brackets                            (16,750)     (16,750)
State tax net of federal benefit                    9,013        3,884
Benefit of capital loss carryover                 (72,719)     (37,620)
Benefit of carryover of tax operating loss        (16,053)        -
Other                                              11,120         -
                                                ---------    ---------
                                                $  32,145    $    -
                                                =========    =========

The primary components of the Company's deferred income tax liabilities at June 30, 2004 were as follows:

     Deferred income tax liabilities related to:

          Installment gains     $   12,616

The change in deferred tax liability for the year ended June 30, 2004 was an increase of 12,616.

(3) Marketable Equity Securities

Investments in securities may be classified in these categories:

a) Held-to-maturity are investments in debt securities in which the Company has the positive intent and ability to hold the security to maturity. These investments are reported at amortized cost.

b) Trading securities are securities which are bought and held principally for the purpose of selling them in the near term. These securities are valued at market with unrealized gains or losses recorded in operations.

c)  Available   for  sale   securities   are   securities   not   classified  as
held-to-maturity or trading. These securities are valued at market with unrealized gains or losses recorded in stockholder's equity.

During the year ended June 30, 2004, the Company sold all of its remaining marketable equity security investments which were previously classified as available for sale securities.

(4) Comprehensive Income

The components of comprehensive income, net of related tax for the years ended June 30, 2004 and 2003 are as follows:

                                                  Years Ended June 30,
                                                  2004          2003
                                                ---------     ---------
Net income                                      $ 269,224     $ 129,450
Unrealized appreciation (depreciation)
 on available-for-sale securities, net
 of related income tax (credits) provision
 of ($82,450) and $38,800                        (143,656)       67,556
                                                ---------     ---------
Comprehensive Income                            $ 125,568     $ 197,006
                                                =========     =========

(5)  Common and Preferred Stock

The Company's articles of incorporation authorize 200,000,000 no par value common shares and 1,000,000 no par value preferred shares. As of June 30, 2004, there were 1,287,393 shares of common stock outstanding. There were no preferred shares outstanding as of June 30, 2004. The terms and preferences of the authorized preferred stock may be determined at the discretion of the Company's board of directors.

(6)  Related Party Transactions

The Company owns two attached residential/commercial condominium units in Denver, Colorado and one residential unit in Los Angeles County, California. The Company acquired these units principally for investment purposes. In addition to the investment purposes, the Company uses the Denver and California units for the Company's offices and as temporary living accommodations primarily for the benefit of the Company for company personnel, professionals and independent contractors that perform services for the Company. One of the Denver units is also used as the part time office of the Company's President's accounting business. The Company's President pays the Company $2,000 per month for the personal use of the California and Denver units. The Company's President resides in the California unit and the Denver units on the average, less than one week per month at each of the two locations.

During March 2003, the Company exchanged investment real estate it owned in Northern California for 62,607 shares of PIDV common stock owned by a non-officer/director shareholder of the Company. The 62,607 PIDV shares included an equal number of the Company share distribution rights. The 62,607 shares with distribution rights were valued at $1.70 estimated fair value per share for the distribution rights and the estimated fair value of $.07 per share for the PIDV securities which was estimated to be the fair value of the securities totaling $110,814. The Company also received other consideration in the amount of $280 resulting in total consideration of $111,094, equal to the estimated fair value of the real estate. The Company's cost basis in this real estate, net of accumulated depreciation was $107,677. The Company believes that the fair value of the consideration received equals the fair value of the real estate disposed of. This transaction resulted in a gain on the sale of real estate of approximately $3,417. The 62,607 shares of PIDV common stock were sold for $24,268 in September 2003, resulting in a gain of $19,886. The 62,607 Company stock distribution rights and related 62,607 shares of the Company's common stock were cancelled and accounted for in a similar fashion as retirement of treasury stock.


On November 11, 2002, PIDV, the Company's then parent company issued 25,000 shares of its common stock to unrelated third parties for services performed for the Company valued at $42,500. Simultaneously PRIDE issued 25,000 shares of its common stock to PIDV for reimbursement of the $42,500. Since PIDV at that time was merely a holding company with the Company as its only asset and since both PIDV and the Company have the same number of shares outstanding, it was estimated that the value per share of PIDV and the Company were equal. The services performed for Pride included management advisory services related to its subsidiaries and advisory services related to its investments in foreclosure certificates of purchase. Pride recognized an expense equal to the $42,500 value of services, of which approximately $35,000 was charged to the cost of investments sold which reduced the gain on the sale of investments and the remaining $7,500 was charged to "other" expenses. The value of the services and related stock issuance value was based on the estimated value of the services and also based on the book value of the Company's stock which the Company believed approximated market value.


As of June 30, 2004, the Company had accrued compensation payable to its President of $104,510. The accrued compensation payable had no written payment terms and was uncollateralized.

(7)  Consulting Income and Gain on the Sale of Investments

During the year ended June 30, 2003, the Company received for consulting services 1,650,000 shares of restricted PIDV common stock valued at an estimated market value of $.05 per share, the approximate market trading price at the time the shares were received, totaling $82,500 and a note from PIDV in the amount of $360,000. The note provided for monthly payments of $20,000 commencing December 15, 2002 including interest at 4.25% per annum. No payments were made on the note during the year ended June 30, 2003, and due to the financial position of PIDV, the Company provided an allowance for doubtful collection for the total amount of the loan at June 30, 2003. The consulting income for the year ended June 30, 2003 was reduced by the $360,000 allowance for doubtful collection resulting in net consulting income of $82,500 for the year ended June 30, 2003.

During the year ended June 30, 2004, the Company sold its 1,650,000 restricted PIDV common shares for approximately $.135 per share which totaled $221,987, net of selling expenses, resulting in a gain of $139,487. Subsequent to June 30, 2003, the Company collected $30,000 in payments, comprising principal of $12,799 and interest of $17,201. In addition during the year ended June 30, 2004, the Company accepted a cash settlement of $175,000 as full and final payment on the balance of the note receivable from PIDV. Since an allowance for the total note was provided during the year ended June 30, 2003 which reduced consulting revenue, the principal collections including the final settlement totaling $187,615 was recorded as consulting service revenue during the year ended June 30, 2004. In addition during the year ended June 30, 2004, the Company sold 62,607 shares of PIDV common shares for approximately $.388 per share which totaled $24,268, resulting in a gain of $19,886.

During the years ended June 30, 2004 and 2003, the Company sold investments in real estate with proceeds of $173,900 and $111,094, respectively, and resulted in gains of $24,414 and $3,417, respectively.


During the year ended June 30, 2003, the Company recognized a gain of $15,000, related to the pro rata spin-off of a wholly-owned subsidiary, related to the appreciated value of real estate the subsidiary owned. (See Note 8).


During January 2003, the Company sold its 50% common stock ownership interest in Commonwealth Equities, Inc. (Commonwealth), an inactive public company, for a net sales price of $77,016 after expenses, resulting in a gain of $72,037. Prior to the sale of Commonwealth, it was accounted for as a consolidated subsidiary of the company based on its 50% ownership being considered a controlling ownership. Other proceeds from the sale of securities for the years ended June 30, 2004 and 2003 were $405 and $122,813, respectively, and resulted in gains of $125 and $14,513, respectively. The costs of securities were based on average cost.

(8)  Dividend


On November 12, 2002, the Company's Board of Directors approved the pro rata spin-off of Birch Branch, Inc. to the same PIDV shareholders of record on November 26, 2002 that are entitled to receive the Company's spin-off shares, upon the effectiveness of a registration statement with the Securities and Exchange Commission. The shares are being held by the Company's President, who is also the President of Birch Branch, Inc., pending the effectiveness of the registration. Birch Branch, Inc.'s only business activity prior to distribution was the ownership of eight acres comprising five residential lots in Nebraska. The board concluded that since the Company was not currently in the real estate development business, it would be in the best interest of the Company to simultaneously spin-off Birch Branch, Inc. to provide for potential additional sources of development capital. The distribution of Birch Branch, Inc. resulted in a reduction of the Company's consolidated assets and stockholders' equity by approximately $55,000 and resulted in no significant effect to the Company's consolidated results of operations, other than the Company recognized a gain of approximately $15,000 during the year ended June 30, 2003 related to the appreciated value of the real estate owned by Birch Branch at the time of distribution.


(9)  Equipment

Equipment at June 30, 2004 is summarized as follows:

     Transportation equipment                              $   15,000
     Furnishings condominium units                             64,457
     Other equipment                                            4,978
                                                           ----------
                                                               84,435
     Accumulated depreciation                                 (51,786)
                                                           ----------
                                                           $   32,649
                                                           ==========

(10)  Note Receivable

At June 30, 2004, the Company had a promissory note receivable from a non-affiliated individual with a principal balance of $137,285. This note bears interest at prime plus 2% with quarterly interest payments required and the total principal balance due on February 15, 2005. Since the Company intends to renew this note, the balance is considered a non-current asset. The note is collateralized by various assets including proceeds from a life insurance policy insuring the life of the borrower. The original note balance was $318,649 when the loan was made in 1999.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NO.       DESCRIPTION


   3.1            Articles of Incorporation (previously filed)

   3.2            Bylaws (previously filed)

   10.1 Agreement dated November 12, 2004 between Prime Rate Income & Dividend Enterprises, Inc. (PIDV) and U.S. Medical Systems Corp. (USMS) (previously filed)

   10.2 Agreement dated October 24, 2003 between PIDV and Pride, Inc. (previously filed)

   23             Consent of Accountant

                                   SIGNATURES

In accordance with Section 12 of the Exchange Act, the registrant caused this amended report to be signed on its behalf by the undersigned, thereto duly authorized.

                                   PRIDE, INC.





Date:   February 4, 2005          By: /s/ Michael L. Schumacher
                                     --------------------------------------
                                     President, Treasurer, Chief
                                     Financial Officer and Director





                                  By: /s/ George Powell
                                     --------------------------------------
                                     Vice President, Secretary and Director











                                       22